Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 8, 2002

TECHNIP-COFLEXIP
(Exact name of registrant as specified in its charter)

170, Place Henri Régnault
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP-COFLEXIP
Dated: November 8, 2002
By: /s/ Olivier Dubois

Olivier Dubois Senior Executive Vice President Finance and Control

TECHNIP-COFLEXIP

TECHNIP-COFLEXIP
GROUP

CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2002

before income appropriation
(prepared in millions of euro)

S U M M A R Y

COMPARISON OF FINANCIAL STATEMENTS (see introductory note regarding changes in scope of consolidation from October 1st, 2001)
CONSOLIDATED STATEMENTS OF INCOME
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED STATEMENTS OF CASH FLOWS
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Translated from French)

TECHNIP-COFLEXIP

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in millions of euro except as otherwise stated)

	Note	06.2002	2001	06/2001

Net sales	3	2,172.8	3,546.0	1,470.0
Cost of sales (including selling, general and administrative expenses)		(2,008.5)	(3,261.6)	(1,362.6)

Operating income before depreciation and amortization (EBITDA)		164.3	284.4	107.4
Depreciation and amortization other than goodwill	4	(76.4)	(49.6)	(9.1)

Operating income before goodwill amortization (EBITA)		87.9	234.8	98.3
Goodwill amortization		(58.4)	(61.3)	(20.4)
Operating income (EBIT)	4	29.5	173.5	77.9
Financial result	6	(23.7)	(6.5)	0.4
Premium for redemption of convertible bonds	6	(7.8)	—	—
Non operating income (loss)	7	(2.1)	(6.6)	(1.9)
Income tax	8	(24.5)	(65.5)	(35.0)
Income of equity affiliates		0.9	15.6	16.0
Minority interests		0.3	(2.4)	(0.9)

Net income		(27.4)	108.1	56.5

Non operating income		2.1	6.6	1.9
Goodwill amortization		58.4	61.3	20.4

Net income before non operating income and goodwill amortization		33.1	176.0	78.8
Post tax financial charges on convertible bonds		9.9	—	—

Net income before post tax financial charges on convertible bonds, non
operating income and goodwill amortization		43.0	176.0	78.8

Number of shares considered for earnings per share computation on a diluted basis	9	29,308,601	25,389,550	16,665,000
Diluted net income per share prior to non operating income, goodwill amortization and post-tax financial charges owing to convertible bonds (in euros)	9	1.47	6.93	4.73

The accompanying notes are an integral part of these Consolidated Financial Statements.

The financial situation as of June 30, 2002 and the results of the first half-year of 2002 are not directly comparable to those of 2001 and 2000, due to the major changes in the scope of consolidation that occurred on October 1st, 2001 (see Introductory Note (a)).

3/31

(Translated from French)

TECHNIP-COFLEXIP

CONSOLIDATED BALANCE SHEETS
(Amounts in millions of euro except as otherwise stated)

	Note	06.2002	2001	2000

ASSETS
Fixed assets	10 to 13	3,659	3,807	1,051
Contracts in-progress, inventories and deferred bid costs, net	14 - 15	5,499	6,426	4,725
Other current assets	16 - 17	1,149	1,122	568
Premium for redemption of convertible bonds		86	—	—
Cash and cash equivalents	18	702	763	563

TOTAL ASSETS		11,095	12,118	6,907

	Note	06.2002	2001	2000

LIABILITIES
Shareholders’ equity	19	2,084	2,214	766
Minority interests		20	21	4
Accrued liabilities	20	309	338	233
Premium for redemption of convertible bonds		93	—	—
Financial debt	21	1,623	1,639	196
Progress payments on contracts		5,533	6,473	4,896
Other current liabilities	22	1,433	1,433	812

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		11,095	12,118	6,907

The accompanying notes are an integral part of these Consolidated Financial Statements.

The financial situation as of June 30, 2002 and the results of the first half-year of 2002 are not directly comparable to those of 2001 and 2000, due to the major changes in the scope of consolidation that occurred on October 1st, 2001 (see Introductory Note (a)).

4/31

(Translated from French)

TECHNIP-COFLEXIP

CONSOLIDATED STATEMENT OF CASH FLOWS
(Amounts in millions of euro except as otherwise stated)

	6 months	12 months
	06.2002	2001	2000

CASH FLOW FROM OPERATING ACTIVITIES
Net income	(27)	108	214
Minority interests	0	2	1

Net income before minority interests	(27)	111	215
Amortization of intangible assets and goodwill	58	69	28
Depreciation of property, plant and equipment	76	42	15
Income of equity affiliates (net of dividend received)	(1)	(8)	(61)
(Decrease) increase in non-current provisions	8	2	1
Net (gain) on disposal of fixed assets and investments	(3)	(3)	(82)

Net cash provided by operating activities before net changes in operating	111	213	116
assets and liabilities
Net changes in operating assets and liabilities	(67)	(101)	(303)
Net cash provided by (used in) operating activities	44	112	(187)

CASH FLOW FROM INVESTING ACTIVITIES
Capital expenditures (intangibles)	(4)	(23)	(1)
Capital expenditures (property, plant and equipment)	(43)	(44)	(14)
Proceeds from disposal of fixed assets	2.5	2	20
Acquisition of investments	(1)	(1 040)	(687)
Proceeds from disposal of investments	7	212	156
KTI/MDEU price reduction	—	—	63
Increase (decrease) from changes in scope of consolidation	—	233	43

Net cash used in investing activities	(38)	(660)	(420)

CASH FLOW FROM FINANCING ACTIVITIES
Decrease (increase) in short/long term debt	42	804	171
Repurchase of own shares	(19)	(2)	(22)
Increase (decrease) in minority interests	—	2	0
Parent company’s equity:
- capital increases	2	10	22
- paid dividends	(80)	(51)	(46)

Net cash provided by (used in) financing activities	(55)	763	126

Net effect of exchange rate changes	(12)	(15)	24
Net increase (decrease) in cash and cash equivalents	(61)	200	(456)
Cash and cash equivalent at the beginning of the year	763	563	1 019
Cash and cash equivalent at the end of the year	702	763	563

The accompanying notes are an integral part of these Consolidated Financial Statements

The financial situation as of June 30, 2002 and the results of the first half-year of 2002 are not directly comparable to those of 2001 and 2000, due to the major changes in the scope of consolidation that occurred on October 1st, 2001 (see Introductory Note (a)).

5/31

TECHNIP-COFLEXIP

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in millions of euro)

	Stock issued				Cumulative	Treasury shares
	Number of		Paid in	Retained	Translation	/Shares held by				Shareholders'
	Shares	Common	surplus	earnings	Adjustment	subsidiary			Net income	equity
	issued	stock					(a)

AS OF DECEMBER 31, 1999	15,758,537	48.1	43.0	371.5	(1.3)	—			172.6	633.9

Capital increase	270,768	0.8	21.5							22.3
Appropriation of net income 1999				126.7					(172.6)	(45.9)
Foreign currency translation					1.1					1.1
Net income 2000									214.2	214.2
Treasury shares						(59.2)				(59.2)

AS OF DECEMBER 31, 2000	16,029,305	48.9	64.5	498.2	(0.2)	(59.2)			214.2	766.4

Capital increase	10,684,143	32.6	1,541.0							1,573.6
Appropriation of net income 2000				163.3					(214.2)	(50.9)
Foreign currency translation					13.3					13.3
Net income 2001									108.1	108.1
Treasury shares / shares held by subsidiary						(196.3)				(196.3)

AS OF DECEMBER 31, 2001	26,713,448	81.5	1,605.5	661.5	13.1	(255.5)			108.1	2,214.2

Capital increase	71,895	0.1	1.9							2.0
Appropriation of net income 2001				28.4					(108.1)	(79.7)
Foreign currency translation					3.3					3.3
Net income as of June 30, 2002									(27.4)	(27.4)
Treasury shares						(37.5)				(37.5)
Other				9.1						9.1

AS OF JUNE 30, 2002	26,785,343	81.6	1,607.4	699.0	16.4	(293.0)	(a	)	(27.4)	2,084.0

(a)  Treasury shares as of June 30, 2002 represent 2,617,842 shares (€293.0 million) including 1,847,376 shares that will be cancelled in the third quarter of 2002.

The accompanying notes are an integral part of these Consolidated Financial Statements.

6/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Introductory note — Changes in scope of consolidation and business description

(a)	Change in scope of consolidation

          The financial situation as of June 30, 2002 and the results of the first half-year of 2002 are not directly comparable to those of 2001 and 2000, due to the major changes in the scope of consolidation that occurred on October 1st, 2001.

          In order to take the control of Coflexip, in which Technip already held a 29.4% interest (initially 29.7%), Technip launched two public offers on Coflexip (‘OPE/OPA’) and one on Isis (‘OPE’). As a result of these public offers, Technip holds a 98.36% interest in Coflexip.

          Before October 1st, 2001, Technip held a 29.4% interest in Coflexip, which was accounted for under the equity method. Since October 1st, 2001, Coflexip and Isis have been consolidated in the Technip-Coflexip financial statements.

(b)	Operational branches

          Following the acquisition of Coflexip, the Group reorganized its operational segments. The Group is now organized in three Branches as follows:

•	The Offshore Branch (“Technip-CSO”: Creative Solutions Offshore), which includes the former Coflexip business units (including the Deepwater Division acquired from Aker Maritime early 2001) and the offshore business units from the former Technip.

•	The Onshore/Downstream Branch (“Technip-PRO”: Petrochemicals, Refining, Onshore), which comprises all business units in charge of engineering and construction of petrochemical and refining units as well as onshore upstream facilities, including gas treatment units, LNG facilities and onshore pipelines.

•	The Industries Branch (“Technip-LCI”: Lifesciences, Chemicals and Industries), which is devoted to engineering and construction of non-oil related facilities: pharmaceutical units, chemical facilities, power plants, cement factories, industrial buildings and infrastructures.

From a geographical standpoint, Technip-Coflexip will report on the basis of four regions:

—	Europe, Russia-Central Asia,

—	Africa, Middle-East,

—	Asia Pacific, and

—	Americas.

(c)	Nature of business and operating cycle

          Technip-Coflexip’s principal business includes the following:

•	Lump-sum or cost-to-costs engineering services contracts performed over a short period;

•	Engineering, manufacturing, installation and commissioning services contracts lasting approximately 12 months;

•	Turnkey projects related to complex industrial facilities with engineering, procurement, construction and start-up, in respect of industrial performances and a contractual schedule. Average duration of these contracts is three years but can vary from one contract to another.

7/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(d)	Income statement presentation

          As is common practice in Technip-Coflexip’s activity and in accordance with French accounting principles, the income statement is now presented by destination of expenses and no longer by nature of expenses.

          In addition to this change, the “goodwill amortization” line item is now reclassified and shown in a single line within the operating income section of the consolidated statement of income of the Company.

Note 1 — Summary of significant accounting principles

(a)	Basis of presentation

          The consolidated financial statements of Technip-Coflexip, and its consolidated subsidiaries (“Technip-Coflexip”, “the Company” or “the Group”) have been prepared in accordance with generally accepted accounting principles in France and comply with the “New principles and methodology relative to consolidated financial statements”, Regulation Number 99-02 approved by the decree date June 22, 1999 of the French “Comité de la Réglementation Comptable”.

          As a result of the listing of Technip-Coflexip’s American Depositary Shares (ADS) on the NYSE, the Company reconciles its financial statements to US GAAP and will file a “Form 20F” document with the Securities and Exchange Commission.

(b)	Consolidation methods

          Subsidiaries in which Technip-Coflexip’s voting rights exceed 50% are consolidated. Significant jointly controlled entities are consolidated using the proportionate consolidation method.

          The equity method of accounting is used for investments in which the Company has the ability to exercise significant influence over the operating and financial policies of the investee company. In the absence of other evidence, such influence is presumed to exist for investments in companies in which the Company’s direct or indirect ownership is between 20% and 50% of total voting rights.

          The historical cost method is used to account for investments in which the Company’s ownership is less than 20% or for non-significant investees or subsidiaries. The list of Technip-Coflexip’s consolidated subsidiaries and the applicable method of consolidation is provided in Note 25.

(c)	Use of estimates

          The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in France requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)	Revenue recognition

          Gross margin on a long-term contract is recognized using the percentage-of-completion method for significant long-term contracts, when the progress of the contract enables the Company to assess more reliably the estimated gross margin at completion.

          Allowance is made for the total foreseeable losses in the case of unprofitable long-term contracts.

          Long-term contracts gross margins are based on an estimate of total costs at completion, which are reviewed and revised periodically throughout the life of the contract.

8/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          The percentage-of-completion ratio representing the progress of the contract is computed consistently for all contracts as follows:

•	for contracts, which include construction services, on the basis of technical milestones defined for the main components of the contract,

•	for contracts, which do not include construction services, on the basis of a costs to cost ratio.

          A long-term contract is completed, when the contractual transfer of ownership is achieved or, in the case of “make-good” contracts relating to complex integrated systems, when the provisional acceptance is received, even if there are minor conditions outstanding.

          At completion of the contract, accrued liabilities are recorded as necessary, to cover pending contingencies and expenses.

          The Group also performs a large number of non-significant contracts for which revenue and gross margin is recorded when services have been rendered.

(e)	Foreign currency transactions

          Foreign currency transactions are translated into Euro at the rate of exchange applicable at the transaction date, except for those related to long-term contracts, which are translated using the “contract rate”, based on foreign currency hedging (see Note 1(r)).

          At year end, monetary assets and liabilities denominated in foreign currencies are translated into Euro at the rate of exchange prevailing at that date except for “contracts-in-progress” accounts and progress payments received from long-term contract customers which are recorded at the “contract rate”. The resulting exchange gains or losses are recorded in the income statement.

(f)	Translation to reporting currency

          The income statements of foreign subsidiaries are translated into Euro at the average rate of exchange prevailing during the year. Balance sheets are translated at the exchange rate at the balance sheet date. Differences arising in the translation of financial statements of foreign subsidiaries are recorded in shareholders’ equity as foreign currency translation adjustments.

          Exchange rate differences attributable to loans and forward exchange agreements in foreign currencies that are designated as a hedge of the net assets of a foreign subsidiary are recorded directly to shareholders’ equity, together with the corresponding translation difference on the hedged net assets.

(g)	Intangible assets

          Intangible assets primarily consist of “fonds de commerce”, which are amortized over five years, and licenses and patents, which are amortized over ten years. Costs related to software rights are recorded in operating income when expensed, except for those costs incurred in connection with the development of computer systems such as the E-Procurement platform, which are amortized over five years.

          Goodwill resulting from business combinations accounted for using the purchase method is recorded in the balance sheet under the “Goodwill” line item. Goodwill is amortized over a period ranging from 5 to 25 years, depending on the activity of the business acquired.

          The carrying value of intangible assets is reviewed periodically. When events or changes in circumstances indicate that there may be impairment, additional non-recurring amortization is recorded to reduce the intangible asset to its estimated net realizable value.

9/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(h)	Property, plant and equipment

          Property, plant and equipment are carried at their historical cost, which could be modified in the case of a business combination. They are depreciated on a straight-line basis over their estimated useful lives as follows:

Buildings	10 to 50 years
Vessels	10 to 25 years
Machinery and equipment	6 to 10 years
Office fixtures and furniture	5 to 10 years
Vehicles	3 to 7 years
EDP equipment	3 to 5 years

          Property, plant and equipment used by Technip-Coflexip under capital lease agreements are recorded in the balance sheet and in the income statement as if acquired by the Company with a credit facility.

          The carrying value of property, plant and equipment is reviewed for impairment whenever events or changes in circumstances indicate that there may be impairment. If the review indicates that any of the tangible assets will not be recoverable, the tangible asset will be reduced to its estimated net realizable value.

          Dry-docking expenses on vessels are amortized evenly over the anticipated period between dry-dockings.

(i)	Other investments and loans

          Other investments are recorded at the lower of historical cost or net realizable value, assessed on an individual investment basis upon the underlying net equity value, future profitability or market value.

(j)	Deferred bid costs

          Costs directly attributable to obtaining future contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet under the “deferred bid costs” line item, then transferred to the contract costs upon final contract award. At year-end, an allowance is provided according to the probability of success.

(k)	Contracts-in-progress

          Contracts-in-progress include:

—	equipment and material purchases, costs of subcontracted services and miscellaneous services incurred in relation to the contracts;

—	man-hour costs directly assigned to the contract, valued using hourly rates, which include an overhead factor covering all operating expenses except for selling, research and development expenses and under-activity costs;

—	the gross margin recognized under the percentage-of-completion method as described in Note 1(d).

Contracts-in-progress do not include financial interests.

          Costs incurred in relation with a contract are accumulated and presented in the balance sheet under the “Contracts-in-progress” line item together with the gross margin recognized (see Note 1 (d)).

          Progress payments made by customers under ongoing long-term contracts are accumulated in the balance sheet under the “Progress payments on contracts” line item.

10/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

At completion of the contract:

•	“Contracts-in-progress” (which at that time amounts to the total sales price of the contract) is reduced by accumulated progress payments received by the Company under this contract, the remaining balance being invoiced to the customer and recorded under the “Other receivables on contracts” line item;

•	as necessary, accrued liabilities are recorded to cover pending contingencies and expenses and are shown under the “Expenses to complete contracts” line item in the balance sheet. These liabilities are considered as current for the purpose of the preparation of the statements of cash flows.

(l)	Inventories

          Inventories are stated at the lower of cost or market value with cost determined on the weighted-average basis.

(m)	Receivables

          Receivables are stated at their nominal value. A provision for doubtful accounts is recorded if receivables are expected to be uncollectible, based on an analysis of aging schedule.

(n)	Advances to suppliers

          Advance payments made to suppliers under long-term contracts-in-progress are shown under the line item “Advances to suppliers” in the balance sheet.

(o)	Cash and cash equivalents

          Cash and cash equivalents consist of cash and liquid marketable securities with an initial maturity of less than three months. Liquid marketable securities are valued at their market value at closing date. Changes in fair value, both unrealized gains and unrealized losses, are recognized in each period’s income statement.

(p)	Retirement indemnities and accrued liabilities

          Accrued liabilities are recorded in compliance with French “Règlement 2000-6” based on the analysis of related exposure.

•	Foreseeable losses on contracts: an allowance is made for foreseeable losses in the case of unprofitable long-term contracts.

•	Contingencies related to contracts: this provision concerns litigation mainly on former contracts

•	Territoriality Contingencies related to contracts: when multiple affiliates or partners are involved in a contract, the complexity of the applicable national rules and regulations in countries where the Company operates, such as administration rules and regulations, could sometimes cause the Company to use assumptions in order to measure related obligations.

•	Expenses to complete contracts: at the time of sale of a contract, pending charges and works to be performed to reach the final acceptance are accounted for as “Expenses to complete contracts”.

11/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

•	Accrual for retirement indemnities includes:

—	retirement indemnities, which are to be paid at retirement date, and

—	deferred wages indemnities, which are to be paid when employees leave the company.

The actuarial estimation is based on usual parameters such as future wage and salary increases, life expectancy, turnover of staff, rate of return on investment.

•	Restructuring: the total estimated costs related to a restructuring plan are recorded in the period when the plan is finalized.

(q)	Deferred taxation

          Deferred taxes are provided on items recognized in different periods for financial reporting and tax purposes following the liability method, under which deferred taxes are computed by utilizing the rate expected to be in effect when the tax becomes payable.

          If the balance leads to deferred taxation, it is accounted for as a liability. If such balance is an asset, which is more likely than not to be realized in the future, it is accounted for as a receivable.

(r)	Financial instruments

          To hedge its exposure to exchange rate fluctuations during the bid-period of long-term contracts, the Company occasionally enters into insurance contracts, upon which foreign currencies are exchanged at a specified rate and at a specified future date only if the contemplated new contract is awarded. A premium paid at the outset by the Company to enter into such insurance contract is charged to the income statement when paid. If the commercial bid is not successful, the insurance contract is automatically terminated without any cash settlements or penalties. On the other hand, if the commercial contract is awarded to the Company, a second premium is paid to the insurance company, the cost of which being charged to income statement over the duration of the contract.

          On certain occasions, the Company may buy foreign currency options during the tender period.

          Forward exchange contracts are used to hedge firm contractual commitments not previously hedged using an insurance contract or to adjust the hedging position during the life of a previously hedged contract.

          The hedging instrument sometimes relates to the portion of anticipated foreign currency cash inflows for a contract not naturally hedged by estimated foreign currency cash outflows to be incurred during the performance of the same contract.

          Every Group’s subsidiary enters into forward exchange contracts with banks or with the Group treasury company, Technip Eurocash G.E.I.E.

          The Company does not buy or sell any financial instruments for speculative purposes. All financial instruments held by the Group are off-balance sheet commitments and are consequently not reflected in the balance sheet. As a result, related unrealized gains or losses are not recorded in the balance sheet. Realized exchange gain or loss arising from a foreign currency instrument designated as a hedge is recorded in the consolidated statement of income when the underlying transaction occurs.

          Except for certain interest rate swaps, all financial instruments and the related underlying transactions have a maturity of less than two years.

(s)	Research and development

          Research and development costs are expensed when incurred and classified as operating expenses. However, they are deferred in the balance sheet when technical feasibility and return of investment can be demonstrated.

12/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(t)	Financial result

          Financial result on long-term contracts is recorded as sales. Financial result not related to long-term contracts is presented separately in the consolidated statement of income under the “Financial result” line item.

(u)	Non-operating income

          Non-operating income relates to income and expenses arising from assets disposals and restructuring operations.

(v)	Diluted earnings per share

          Diluted earnings per share has been calculated on the basis of the number of common stock outstanding as of each year-end including outstanding options to subscribe new shares granted to employees and after deduction of existing shares held by subsidiaries.

(w)	Shares held by subsidiaries

          Since the 2000 fiscal year, shares held by subsidiaries are presented as a reduction of shareholders’ equity.

Note 2 — Changes in scope of consolidation: significant acquisitions and divestitures

          For the year ended December 31, 2001

          In order to take the control of Coflexip, in which Technip already held a 29.4% interest (initially 29.27%), Technip launched two public offers on Coflexip (‘OPE/OPA’) and one on Isis (‘OPE’). As a result of these public exchange offers, Technip holds a 98.36% interest in Coflexip.

          For the year ended June 30, 2002

          During the first half-year of 2002, Technip-Coflexip sold its 46% share in Ipedex’s capital. The company was previously consolidated under the equity method.

          Merger between Technip-Coflexip and Isis following the annual general shareholders’ meeting held on June 13 and June 20, 2002.

Note 3 — Business and geographical segment information

(a)	Information by business segment

          Technip-Coflexip has three operational segments: Offshore, Onshore/Downstream and Industries, which are defined as follows:

•	Offshore

•	Onshore/Downstream

•	Industries

Note: The significant change in scope of consolidation, which took place on October 1st, 2001, does not allow for a true comparison (see Introductory Note (a)): the 2001 business activity includes Technip’s previous 12 months activity plus Coflexip’s activity from October 1st, 2001. The business activity for the first half-year of 2001 only includes the former Technip.

13/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Onshore /
	Offshore	Downstream	Industries	Total

	In millions of euro
FIRST HALF-YEAR 2002
Net sales	1,045.8	892.0	235.0	2,172.8
Operating income before depreciation and amortization (EBITDA)	113.6	43.1	7.6	164.3
Backlog as of June 30 (unaudited)	1,943.9	3,420.0	303.0	5,666.9
2001
Net sales
(of which Offshore Coflexip for the 4th quarter: €495.0 million)	722.0	2,352.0	472.0	3,546.0
Operating income before depreciation and amortization (EBITDA)	86.3	189.0	9.1	284.4
(of which Offshore Coflexip for the 4th quarter: €61.6 million)
Backlog as of December 31 (unaudited)	2,138.0	2,498.0	290.0	4,926.0
(of which Offshore Coflexip for the 4th quarter: €1,887.0 million)
FIRST HALF-YEAR 2001
Net sales	125.4	1,089.6	255.0	1,470.0
Operating income before depreciation and amortization (EBITDA)	13.1	89.2	5.1	107.4
Backlog as of June 30 (unaudited)	300.0	2,876.0	334.0	3,510.0

(b)	Information by geographical segment

          Technip-Coflexip has activity in four major geographical areas.

Note: The significant change in scope of consolidation, which took place on October 1st, 2001, does not allow for a true comparison (see Introductory Note (a)): the 2001 business activity includes Technip’s previous 12 months activity plus Coflexip’s activity from October 1st, 2001. The business activity for the first half-year of 2001 only includes the former Technip.

14/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

	Europe, Russia	Middle East	Asia
	and Central Asia	and Africa	Pacific	Americas	Total

	In millions of euro
FIRST HALF-YEAR 2002

Net sales	598.3	518.8	295.2	760.5	2 172.8
Operating income before depreciation and amortization (EBITDA)	60.3	34.8	20.0	49.2	164.3
Backlog as of June 30 (unaudited)	716.7	2 849.4	722.6	1 378.2	5 666.9

2001

Net sales	942.0	1 209.0	560.0	835.0	3 546.0
Operating income before depreciation and amortization (EBITDA)	73.2	74.8	72.2	64.2	284.4
Backlog as of December 31 (unaudited)	793.0	1 694.0	771.0	1 668.0	4 926.0

FIRST HALF-YEAR 2001

Net sales	367.0	616.0	245.0	242.0	1 470.0
Operating income before depreciation and amortization (EBITDA)	29.5	34.2	27.1	16.6	107.4
Backlog as of June 30 (unaudited)	516.0	1 497.0	987.0	510.0	3 510.0

c)	Major Customers

	06/2002
	(6 months)		2001		2000

	In millions of euro
Total Net Sales	2,172.8		3,546.0		2,972.0
In which the major customers represent the following share (a):
Customer A	X	%	X	%	X	%
Customer B	X	%	X	%	X	%
Customer C	X	%	X	%	X	%

(a)  X% means less than 10% of the total net sales.

15/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — Operating income

          Operating income is stated after accounting for the following items:

(a)	Amortization and depreciation

	06/30/02	12/31/01	06/30/01
	(6 months)		(6 months)

	In millions of euro
Amortization of intangible assets (*)	(8.8)	(8.0)	(0.3)

Depreciation of:
Buildings	(7.2)	(8.7)	(1.9)
Vessels	(26.6)	(14.2)	(1.1)
Machinery and equipment	(22.1)	(6.5)	—
Office fixtures and furniture	(10.1)	(12.2)	(5.5)
Other	(1.6)	—	(0.3)

Total depreciation	(67.6)	(41.6)	(8.8)

Total depreciation and amortization	(76.4)	(49.6)	(9.1)

(*) Excluding goodwill amortization

(b)	Research and Development expenses

          Research and Development expenses amounted to €15.7 million at the end of June 2002, €18.3 million and €7.2 million in 2001 and 2000, respectively.

(c)	Financial result from ongoing contracts

          As described in Note 1(t), financial income and expenses arising from ongoing turnkey contracts are included in net sales for €4.9 million as of June 30, 2002, €17 million and €25 million for the years ended December 31, 2001 and 2000, respectively.

Note 5 — Payroll and staff

          Technip-Coflexip has a workforce of about 18,000 people, in 52 countries, including an average of 3,100 external staff integrated in operating teams.

16/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Financial result and premium for redemption of convertible bonds

	06/30/02	12/31/01	06/30/01
	(6 months)		(6 months)

	In millions of euro
Oceane : financial charges	(3.3)	—	—
Oceane : amortization of issuance charges	(1.0)	—	—
Dividends on investments	—	5.9	0.3
Net income on sales of securities	—	9.2	—
Interest expenses / income (a) and (b)	(12.8)	(27.0)	—
Changes in provisions related to unconsolidated subsidiaries	—	(0.8)	(1.7)
Exchange loss (c)	(6.1)	—	—
Others	(0.5)	6.2	1.8

Financial result	(23.7)	(6.5)	0.4
Premium for redemption of convertible bonds	(7.8)	—	—

Total	(31.5)	(6.5)	0.4

(a)	As described in Note 1 (t), interest expenses and income recorded in the financial result section only relate to the cash available for the Corporate segment (see Note 4 (c)).

(b)	Of which €(9.6) million linked to the financing of Coflexip acquisition in the fourth quarter 2001.

(c)	In 2002, includes a €(4.2) million exchange loss on Brazilian Real.

Note 7 — Non-operating income

	06/30/02	12/31/01	06/30/01
	(6 months)		(6 months)

	In millions of euro
Dilution of the percentage of interest in Coflexip (a)	—	(2.7)	—
Gain on sales of consolidated investments (b)	3.2	2.8	—
Restructuring costs (c)	(2.0)	(3.1)	(1.4)
Other (d)	(3.3)	(3.6)	(0.5)

Non-operating income	(2.1)	(6.6)	(1.9)

(a)	Following options removal at Coflexip in 2001, the percentage of interest held by Technip varied from 29.7% as of December 31, 2000 to 29.4% as of December 31, 2001. The impact of this variation is about €(2.7) million.

(b)	This item mainly corresponds to the sales of Chemoproject in 2001 and Ipedex in 2002.

(c)	In 2002, this item includes €(2.0) million in restructuring costs for our business in Germany.

(d)	It mainly corresponds to accrued contingencies for legal risks on consortiums.

17/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — Income tax

          The principles described in Note 1 (q) result in the following:

(a)	Analysis of income tax expense

	06/30/02	12/31/01	06/30/01
	(6 months)		(6 months)

	In millions of euro
Current income tax	(13.6)	(77.7)	(28.4)
Deferred income tax	(9.7)	12.5	(6.6)

Total income tax expense before tax on net gain on sales of investments	(23.3)	(65.2)	(35.0)

Tax on net gain on sales of investments	(1.2)	(0.3)	—

Total income tax expense	(24.5)	(65.5)	(35.0)

(b)	Reconciliation between the provision for income tax before tax on the net gain on sales of investments and pre-tax accounting income before gain on sales of investments

          Since 2001, the reconciliation between total income tax expense and pre-tax income is based on pre-tax income before gain on sales of investments and includes the non-deductible part of goodwill depreciation.

	06/30/02	12/31/01	06/30/01
	(6 months)		(6 months)

	In millions of euro
Net income	(27.4)	108.1	56.5
Income tax before tax on the social net gain on sales of investments	23.3	65.2	35.0
Non deductible goodwill amortization	58.4	57.8	20.4
Non deductible premium for redemption of convertible bonds	7.8	—	—
Others (a)	—	(16.0)	(15.3)

Pre-tax income before gain on sales of investments	62.1	215.1	96.6

French income tax rate	35.43%	36.23%	35.50%
Theoretical income tax	22.0	77.9	34.3
Difference between French and foreign tax rates	0.8	0.8	1.3
Permanent differences	(2.8)	(7.2)	(2.3)
Others	3.3	(6.3)	1.7

Total income tax expense before tax on net gain on sales of investments	23.3	65.2	35.0

Effective tax rate	37.52%	30.33%	36.22%

18/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(a)	As of December 31, 2001, includes €15.6 million from income of equity affiliates, €2.8 million from gains on sales of investments and €2.4 million from minority interests. As of June 30, 2001 includes €16.0 million from income of equity affiliates, €0.9 million from minority interests and €0.2 million from gains on sales of investments.

(c)	Deferred tax assets and liabilities

          The deferred tax assets and liabilities in the balance sheets are as follow:

	06/30/02	12/31/01	12/31/00

	In millions of euro
Deferred tax assets (a)	78.5	90.1	21.6
Deferred tax liabilities (b)	(127.1)	(135.8)	(15.4)

Net deferred tax asset	(48.6)	(45.7)	6.2

(a)	The increase of the deferred tax assets in 2001 mainly results from the consolidation of Coflexip for €68.0 million, of which €52.3 million relates to tax losses carried forward.

(b)	The increase of the deferred tax liabilities in 2001 results from Coflexip’s consolidation for €49.4 million, of which €36.8 million relates to differences between accounting and tax depreciation. Additionally, Technip-Coflexip recognized €64.5 million of deferred tax in the purchase price allocation at the time of the acquisition of Coflexip in October 2001.

Note 9 — Diluted net income per share

          The diluted net income per share has been determined in accordance with Note 1 (v).

	06/30/02	12/31/01	06/30/01
	(6 months)		(6 months)

	In millions of euro
Net income	(27.4)	108.1	56.5
Non-operating income	2.1	6.6	1.9
Goodwill amortization	58.4	61.3	20.4
Post tax financial charges on convertible bonds	9.9	—	—

Net income before non operating income, goodwill amortization and post tax financial charges on convertible bonds	43.0	176.0	78.8

Number of shares:	In millions
Issued shares	26.7	26.7	16.0
Stock options (subscription options)	0.5	0.5	0.6
Treasury shares held by Isis / shares held by Technip-Coflexip	(1.8)	(1.8)	—
Convertible bonds (5/6 of 4,666,647 convertible bonds)	3.9	—	—

	29.3	25.4	16.6

	In euro
Diluted net income per share before non operating income, goodwill amortization and post tax financial charges on convertible bonds	1.47	6.93	4.73

19/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — Intangible assets, net

     Intangible assets are detailed as follows:

	06/30/02	12/31/01	12/31/00

	In millions of euro
Other Intangible assets	145.9	149.1	4.6
Accumulated amortization	(28.9)	(20.6)	(4.2)

Other intangible assets, net (a)	117.0	128.5	0.4

Goodwill	2,693.0	2,687.6	636.8
Accumulated amortization	(161.1)	(102.7)	(45.3)

Goodwill, net (b)	2,531.9	2,584.9	591.5

Intangible assets, net	2,648.9	2,713.4	591.9

(a)	Intangible assets

Historically, intangible assets (represented by the “fond de commerce”) were amortized over 5 years.

In January 2001, Coflexip Stena Offshore as a group purchased the Aker Maritime Deepwater division. As a part of the purchase price allocation, Coflexip identified patents and trademarks of €51.4 million, to be amortized over 10 years. These patents and trademarks were also recorded as part of the purchase accounting of Coflexip. This valuation and life has been maintained within the Technip-Coflexip consolidated accounts.

In October 2001, as a result of the public offers on Coflexip and Isis, Technip-Coflexip holds 98.36% of Coflexip Stena Offshore as of December 31, 2001. As a part of the purchase price allocation, Technip identified intangible assets of patents and trademarks, other than the ones from the acquisition of the division “Mer Profonde Aker Maritime ASA”, for €59.4 million, to be amortized over 10 years.

At the end of November 2001, Technip-Coflexip purchased software for its E-Procurement platform. The purchase price of the software was €19.7 million, to be amortized over five years (see Note 1 (g)).

20/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — Property, plant and equipment, net

				Machinery,
				equipment and
	Lands	Buildings	Vessels	office furniture	Others	Total

	In millions of euro
Gross value	86.0	261.5	709.0	641.1	25.8	1,723.4
Accumulated depreciation	(6.7)	(98.4)	(246.0)	(431.0)	(19.5)	(801.6)

Total June 30, 2002	79.3	163.1	463.0	210.1	6.3	921.8

Gross value	87.0	280.4	740.6	680.3	54.4	1,842.7
Accumulated depreciation	—	(114.7)	(240.9)	(455.7)	(49.1)	(860.4)

Total December 31, 2001	87.0	165.7	499.7	224.6	5.3	982.3

Gross value	60.4	103.2	—	118.2	18.0	299.8
Accumulated depreciation	—	(33.9)	—	(90.5)	(13.3)	(137.7)

Total December 31, 2000	60.4	69.3	—	27.7	4.7	162.1

          As of December 31, 2000, tangible assets mainly included land and building primarily used for administration (subsidiaries headquarters) and other tangible assets (office furniture’s and fixtures and information equipment).

          The increase in 2001 comes from acquisition of the Coflexip tangible assets with a net value of €689.1 million as of December 31, 2001. The tangible assets mainly include vessels of €499.7 million, the value after Coflexip purchase price allocation, and machinery and equipment for €186.2 million, net value.

21/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Other investments and loans, net

	06/30/02	12/31/01	12/31/00

	In millions of euro
Investments at historical costs (a)	66.4	85.8	12.9
Valuation allowance	(5.8)	(5.8)	(4.6)

Net value	60.6	80.0	8.3

Loans related to investments	5.1	7.8	15.0
Valuation allowance	(1.8)	(4.9)	(10.4)

Net value	3.3	2.9	4.6

Security deposits	1.6	1.6	2.4
Treasury bonds	1.6	1.6	1.8
Others	17.4	18.8	1.3

Other investments and loans, net	84.5	104.9	18.4

(a)	Unconsolidated investments as of June 30, 2002 and December 31, 2001 are mainly made of Technip’s shares in Compagnie Générale de Géophysique (CGG), representing a net value of €54.5 million as of June 30, 2002 and of €73.1 million as of December 31, 2001. These shares are part of an exchange agreement of CGG shares against Technip-Coflexip (TKP) shares between Technip-Coflexip and Institut Français du Pétrole.

Note 13 — Equity affiliates

          Equity affiliates are analyzed as follows:

	Percentage owned			In millions of euro

	06/30/02	12/31/01	12/31/00	06/30/02	12/31/01	12/31/00

Ipedex (a)	—	46.0%	46.0%	—	3.2	3.6
Tipiel	44.1%	44.1%	36.9%	2.7	2.5	2.0
Coflexip (b)	—	—	29.7%	—	—	272.3
TP India	40.0%	40.0%	—	0.9	0.2	—
Others	—	—	—	0.3	0.3	0.4
				————	————	————
Total				3.9	6.2	278.3

(a)	Ipedex was sold in the first half-year of 2002.

(b)	The Group acquired a 29.7% interest in Coflexip in April 2000. As a result of the additional acquisition of Coflexip shares in the beginning of October 2001, Coflexip is consolidated.

22/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Contracts in progress

          Contracts in progress relate to ongoing turnkey and FOB contracts and ongoing contracts including installation or commissioning operations, which are recorded as described in Note 1 (k).

	06/30/02	12/31/01	12/31/00
	————	————	————

	In million of euro
Contracts in progress, net	5,408.7	6,313.6	4,718.0

          Since December 31, 2001, contracts in progress include cumulated margins recognized on ongoing contracts. Previously, these margins were recorded in the item ‘Accounts and notes receivables’. A similar reclassification has been made in 2000.

          As described in Note 1 (k), amounts shown under the “Contracts-in-progress’ line item are financed by progress payments received from customers which amount to €5,533.0 million as of June 30, 2002, €6,472.5 and €4,896.1 million as of December 31, 2001 and 2000, respectively.

Note 15 — Inventories and deferred bid costs, net

	06/30/02	12/31/01	12/31/00

	In millions of euro
Raw materials	47.3	51.2	—
Work in progress	24.7	40.1	—
Finished goods and merchandise	14.9	21.2	0.4
Less: valuation allowance	(7.6)	(9.3)	—

Inventories, net	79.3	103.2	0.4

Deferred bid costs, net (a)	11.0	8.7	6.7

Inventories and deferred bid costs, net	90.3	111.9	7.1

(a)	Costs directly linked to the awarding of future contracts, the signature of which can be reasonably expected, are deferred and capitalized in the balance sheet.

23/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — Accounts and notes receivable, net

	06/30/02	12/31/01	12/31/00

	In millions of euro
Accounts and notes receivables	603.9	646.4	339.4
Valuation allowance	(38.8)	(40.5)	(50.1)

Total accounts and notes receivable, net	565.1	605.9	289.3

          The Group’s main clients include major oil and gas or petrochemical companies. The maturity of receivables corresponds to the operating cycle of the contracts. Each client financial situation is periodically reviewed and any potential risks are recorded as a reserve.

Note 17 — Other current assets, net

	06/30/02	12/31/01	12/31/00
	Net	Net	Net

	In millions of euro
Deferred tax assets (see Note 8 (c) )	78.5	90.1	21.6
Value added tax, prepaid income tax and other current tax	68.9	96.4	72.5
Advances to non-consolidated subsidiaries	16.9	6.1	6.2
Joint venture associates current-account	42.8	18.6	8.1
Receivables from suppliers	2.8	3.5	1.2
Receivables from personnel	1.6	2.8	3.8
Dividends to be received on investments	—	—	1.0
Prepaid expenses	30.7	30.8	15.8
Indemnities to be received	8.1	19.4	6.1
Funds in escrow	66.0	66.0	—
Unrealized exchange losses	12.3	9.6	13.5
Others	152.1	74.8	20.2

Other current assets, net	480.7	418.1	170.0
Advances to suppliers	103.1	98.0	108.4

Total	583.8	516.1	278.4

24/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — Cash and cash equivalents

		06/30/02	12/31/01	12/31/00

(a)	Marketable securities — Cash equivalents	In millions of euro
	Market value at the closing date	142.5	149.8	186.5

	Total marketable securities	142.5	149.8	186.5

(b)	Cash
	Total Cash	559.5	613.6	376.6

	Total Cash and cash equivalents	702.0	763.4	563.1

Note 19 — Shareholders’ equity

(a)	Parent company’s common stock breakdown and changes

          As of June 30, 2002, Technip-Coflexip’s common stock includes 26,785,343 shares outstanding of €3.05 par value. The changes from December 31, 1999 can be analyzed as follows:

	No. of shares	Common stock
	outstanding	(In millions of euro)

Common stock as of December 31, 1999	15 758 537	48,1
2000 increase (1)	143 840	0,4
Employee subscription (2)	126 928	0,4

Common stock as of December 31, 2000	16 029 305	48,9
2001 increase (1)	118 420	0,4
Exchange Public Offer increase (3)	10 565 723	32,2

Common stock as of December 31, 2001	26 713 448	81,5
2002 increase (1)	23 250	0,1
Capital increase following the merger with Isis	48 645

Common stock as of June 30, 2002	26 785 343	81,6

(1)	These increases result from the exercise of stock option plans granted to employees as described in Note 19 (d).

(2)	Employee subscription: conditions of such transaction were authorized by the shareholders’ meeting held on April 30, 1998 and implemented each year by the Board of Directors (April 13, 1999 and April 7, 2000).

(3)	Following the success of the two exchange public offers on, respectively, Coflexip shares and Isis shares, in July 2001, Technip-Coflexip made, on October 11, 2001, an increase in capital of 10,565,723 shares of which 5,504,436 shares relate to Coflexip shareholders and 5,061,287 shares relate to Isis shareholders.

25/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(b)	Technip-Coflexip’s shareholders

	06/30/02	12/31/01	12/31/00

IFP	7.9%	7.9%	—
ISIS	—	—	11.3%
Gaz de France	6.3%	6.4%	10.6%
Total Fina Elf Group	3.3%	4.7%	6.2%
Employees	1.9%	2.5%	3.5%
Treasury shares and shares held by subsidiary (*)	9.7%	9.2%	3.9%
Others	70.9%	69.3%	64.5%

Total	100.0%	100.0%	100.0%

(*)	2,617,842 treasury shares and shares held by subsidiary as of June 30, 2002 (of which 1,847,376 shares will be cancelled in the third quarter of 2002), 623,595 shares as of December 31, 2001 and 617,281 shares as of December 31, 2000.

(c)	Cumulative translation adjustments

          Cumulative translation adjustments reflect the exchange differences arising from the translation of the financial statements of foreign subsidiaries as described in Note 1 (f).

(d)	Executive Stock Option Plans

          The 1996 stock option plan, was authorized by the shareholders’ meeting held on May 16, 1995 and implemented by the Board of Directors on March 14, 1996, March 13, 1997 and April 30, 1998. These options are valid up to five years from the date of grant.

          The 1998 stock option plan was authorized by the shareholder’s meeting held on April 30, 1998 and implemented by the Board of Directors on April 30, 1998. It replaces the last part of the 1996 stock option plan for the remaining options and will be granted using treasury shares. These options are valid up to five years from the date of grant.

          The 1999 stock option plan was authorized by the shareholders’ meeting held on April 30, 1999 and implemented by the Board of Directors on April 30, 1999. These options are valid up to five years from the date of grant.

          The 2000 stock option plan was authorized by the shareholders’ meeting held on April 28, 2000 and implemented by the Board of Directors on December 14, 2000. These options are valid up to eight years from the date of grant.

          The 2002 stock option plan was authorized by the mixed shareholders’ meeting held on June 20, 2002; it relates to a number of options limited to 2% of capital and was not implemented by the management board.

          Besides, within the context of the acquisition of Coflexip by Technip, the stock option plans, that were previously implemented at Coflexip have been carried on; they are compliant with the parity accepted within the context of the public exchange offer of Technip by Coflexip, that is 9 Technip shares for 8 Coflexip shares. Here are the plans that have been carried on:

          The 1996 stock option plan authorized by the mixed shareholders’ meeting held on May 21, 1996 and implemented by the Board of Directors on June 7, 1997 and June 7, 1998 (10-year long).

          The 1999 stock option plan authorized by the mixed shareholders’ meeting held on June 2, 1999 and implemented by the Board of Directors on December 14, 1999 (10-year long).

          The 2000 stock option plan authorized by the mixed shareholders’ meeting held on May 30, 2000 and implemented by the Board of Directors on March, 21, 2001 (10-year long).

26/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Accrued liabilities

          The principles on which accrued liabilities are estimated are described in Note 1 (p).

	06/30/02	12/31/01	12/31/00

	In millions of euro
Accrued contingencies
Foreseeable losses on contracts	5.6	4.8	6.2
Contingencies related to contracts	60.4	53.2	33.4
Territoriality contingencies	35.5	35.5	35.4
Provision for dry docking long term	11.0	14.7	—
Other	23.3	14.7	6.6

	135.8	122.9	81.6
Accrued expenses
Expenses to complete contracts	86.3	128.2	71.2
Restructuring	2.7	4.6	9.7
Other	1.9	1.8	4.8

	90.9	134.6	85.7

Accrued liabilities	226.7	257.5	167.3
Retirement indemnities	92.2	80.1	65.8

Total	308.9	337.6	233.1

Note 21 — Financial debt, provision for redemption premium

(a)	Analysis by nature

	06/30/02	12/31/01	12/31/00

	In millions of euro
Debenture loan (OCEANE)	793.5	—	—
Bank borrowings and credit lines	398.5	1 394.9	—
Commercial paper short term	399.0	184.5	190.0
Bank overdrafts	21.0	33.9	—
Refundable advances	5.0	6.1	5.1
Other	6.0	19.5	0.9

Financial debt, total	1 623.0	1 638.9	196.0

Financial debt — short term	472.0	456.7	191.2
Financial debt — long term	1 151.0	1 182.2	4.8

Provision for redemption premium	93.3	—	—

Provision for redemption premium, total	93.3	—	—

27/31

(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

          Bank borrowings and credit lines as of June 30, 2002, which represent € 1,716.3 million, mainly include:

1.	A debenture loan with a conversion option into new shares and/or exchange in existing shares (OCEANE) for an amount of €793.5 million, coupled with redemption premium accounted for an amount of €93.3 million.

          The OCEANE offer, which received the COB final visa on January 22, 2002, has the following characteristics:

—	The coupon payable on January 1st of each year is 1% per year. The reimbursement date is fixed as of January 1st, 2007 for bonds not converted into shares until this date;

—	Issued at a price of €170, the bond reimbursement price as of January 1st, 2007 is €190.07 in the case of conversion or exchange absence. In the case of non-conversion or non-exchange, the actuarial yield rate for the bondholder is 3.25% per year.

—	The bond issuance was used to cancel the credit facility used for the purchase of Coflexip.

2.	A syndicated credit facility for US$350 million raised by Coflexip and used for an amount of US$341 million in order to finalize the acquisition of the Deepwater Division of Aker Maritime ASA in January 2001.

3.	Commercial paper for an amount of €399 million; its average weight for the first half of the financial year 2002 amounts to €298.6 million.

Note 22 — Other current liabilities

	06/30/02	12/31/01	12/31/00

	In millions of euro
Payroll costs	73.0	66.9	57.6
Social security charges	17.8	18.4	21.1
Income and value added taxes	254.2	294.1	95.0
Deferred income	6.0	4.4	5.0
Debts on fixed assets	9.1	9.9	1.0
Unrealized exchange gains	13.0	14.2	7.6
Ongoing projects accruals	80.0	63.5	21.5
Fees accruals	—	2.1	4.8
Current-accounts on ongoing contracts	—	—	15.5
Debt covered by a guarantee	66.0	66.0	—
Subsidies	7.3	6.7	—
Other	180.3	116.1	19.6
Accounts and notes payable	726.3	770.8	562.9

Total other current liabilities	1 433.0	1 433.1	811.6

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(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 23 — Commitments and contingencies

          Commitments

          The Group gives and receives commitments within the normal life of its activity:

	06/30/02	12/31/01	12/31/00

	In millions of euro
Commitments given	1,568.4	1,558.1	1,233.3
Commitments received	431.2	474.0	387.5
Non-matured discounted notes	—	—	2.0
Parent company bonds	7,571.5	5,507.0	Not valued

          Commitments given mainly represent guarantees given by financial institutions to clients in connection with ongoing contracts, in order to secure advance payments from customers or provide customers with additional assurance in case of delay in delivery or failure of the Company in performing its contractual obligations.

          Commitments received mainly relate to similar guarantees obtained from suppliers or subcontractors in connection with ongoing sub-contracts.

          Parent company bonds given by the parent company to clients cover the good performance of the specified contracts.

Note 24 — Market related exposure

          Currency risk

          As indicated in Note 1 (r), Technip-Coflexip uses financial instruments to manage its exposure to currency and interest rate risks incurred in the normal course of its business. The Group does not use financial instruments for trading or speculative purposes. The counterparties of the Group’s financial instruments are major financial institutions.

          The primary financial instruments used to manage its exposure to currency risks are as follows:

	06/30/02	12/31/01	12/31/00
	In millions of euro
	Nominal value	Nominal value	Nominal value

Buy currency, sell national currency (forwards and swaps)	246.6	98.3	26.4
Sell currency, buy national currency (forwards, swaps and options) (a)	1,000.6	738.0	520.3
Sell / buy foreign currencies	131.2	90.5	6.3

(a)	Some of the Group’s billings to its clients are expressed in currencies different from those in which contracts expenses are incurred. The resulting exposure is hedged through the most efficient financial instruments available on the domestic markets.

          Technip-Coflexip use these financial instruments to manage its exposure on operations principally denominated in U.S. dollar.

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(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Note 25 — Main consolidated companies and equity investees

		June 30, 2002
Consolidated companies	Country	% control

Technip-Coflexip	France	Parent company
Technip France	France	100%
TPL — Technologie Progetti Lavori SpA	Italy	100%
Technip Italy SpA	Italy	100%
TPG UK	UK	100%
Technip TPS	France	100%
Technip Iberia	Spain	100%
S.C.I. CB3 Défense	France	100%
Technip Overseas	Panama	100%
Technip Benelux NV	Belgium	100%
Technip Capital	Belgium	100%
ABAY Engineering	Belgium	100%
Technip Far East	Malaysia	100%
Technip Anlagenbau GmbH	Germany	100%
Technip International AG	Switzerland	100%
TTIL SNC	France	100%
KT India	India	100%
Technip Upstream Houston (ex. CBS Engineering)	USA	100%
Technip USA	USA	100%
Technip Benelux BV	Netherlands	100%
Technip Americas	USA	100%
Technip Holding Benelux Group	Netherlands	100%
Technip KTI SpA	Italy	100%
Technip Germany	Germany	100%
EHR	Germany	100%
MSE	Germany	100%
MSI	Germany	100%
Technip Eurocash GEIE	France	100%
Krebs Engenharia	Brazil	100%
IG Spa	Italy	100%
Technip Singapour	Singapore	100%
Technip Middle East	Emirates	100%
UTC	Brasil	100%
Technip Portugal	Portugal	70%
Technip CIS	Russia	70%
Technip Net	Netherlands	67%
Technip Angola	Angola	60%
Technip Tianchen	China	60%
Technip India	India	50%
BRI-Technip (Q-CHEM)	Qatar	50%
TP Saudi Arabia	Saudi Arabia	40%
Contrina SNC/CCSV/CCV	France/Venezuela	36%
Technip Geoproduction Malaysia	Malaysia	30%
UCIFZC (Amenam)	Emirates	50%
Madecos (TSKJ/LNG)	Portugal	25%
Technip Nouvelle Calédonie	France	100%
Goro Nickel L.L.C.	USA	70%
CTME FZCO	Emirates	50%
DIN S.A. / Dit Harris	Venezuela	20%
SEAL	France	100%

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(Translated from French)

TECHNIP-COFLEXIP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		June 30, 2002
Consolidated company	Country	% control

Coflexip	France	100%
Cofleximmo	France	100%
Coflexip Stena Offshore Deep Water	France	100%
Angoflex	France	100%
Coflexip Stena Offshore International	France	100%
Coflexip Développement	France	100%
Coflexip Stena Offshore N.V.	Netherlands	100%
Coflexip Stena Offshore Contracting B.V.	Netherlands	100%
Coflexip Stena Offshore Holdings Ltd.	UK	100%
Coflexip Stena Offshore Ltd.	UK	100%
Coflexip Stena Offshore Ships One Ltd.	UK	100%
Coflexip Stena Offshore Ships Three Ltd.	UK	100%
Coflexip U.K. Stena Offshore Holdings Ltd.	UK	100%
Coflexip U.K. Ltd.	UK	100%
Perry Slingsby Ltd.	UK	100%
DUCO Ltd.	UK	100%
Captain Frank McNulty and sons	UK	90%
Genesis Oil and Gas Consultants Ltd	UK	100%
McNulty Offshore Ltd	UK	90%
Coflexip International Norge AS	Norway	100%
Coflexip Stena Offshore Norge A/S	Norway	100%
Coflexip Stena Offshore A/S	Norway	100%
Technip-Coflexip U.S.A. Holding Inc.	USA	100%
Coflexip Stena Offshore Services Inc.	USA	100%
R.J. Brown Deepwater, Inc	USA	100%
DUCO Inc.	USA	100%
Coflexip Maritime Inc	USA	100%
CSO Aker Maritime Inc	USA	100%
CSO Aker Engineering Inc	USA	100%
CSO Aker Marine Contractors Inc	USA	100%
Deep Oil Technology Inc	USA	50%
Genesis Oil and Gas Consultants Inc	USA	100%
Gulf Marine Fabricators Inc	USA	100%
Spars International Inc	USA	50%
Perry Slingsby, Inc.	USA	100%
Technip CSO Canada Ltd	Canada	100%
Stena Offshore (Jersey) Ltd.	Jersey	100%
Coflexip Stena Offshore (Mauritius) Ltd.	Maurice	100%
Flexservice N.V.	Dutch Antilles	100%
Sunflex Offshore N.V.	Dutch Antilles	100%
Flexone N.V.	Dutch Antilles	100%
Brasflex	Brasil	100%
Brasflex Overseas	Virgin islands	100%
Seaoil Marine inc	British Antilles	100%
Flexibras	Brasil	100%
Technip Coflexip Oceania PTY Ltd.	Australia	100%
Coflexip Stena Offshore PTY Ltd.	Australia	100%
Technip CSO Oceania PTY Ltd.	Australia	100%
Coflexip Stena Offshore Oil and Gas Pty Ltd	Australia	100%
Genesis Oil and Gas Consultants Pty Ltd	Australia	100%
South East Asia Marine Engineering & Construction Ltd.	India	58,2%
Technip Rauma Offshore Oy	Finland	100%
Mantyluoto Works Oy	Finland	100%
PI Rauma Oy	Finland	50%
Coflexip Singapore PTE Ltd.	Singapore	100%

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